NextPlay Technologies, Inc.

October 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael Purcell

Washington D.C. 20549

Phone: (202) 344-9074

Re:

NextPlay Technologies, Inc.

Form S-3 Registration Statement

File No. 333-257457

Withdrawal of Acceleration Request

Dear Mr. Purcell:

NextPlay Technologies, Inc. (the “Registrant”) hereby respectively requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to withdraw the acceleration request previously provided for the above-captioned Registration Statement (the “Registration Statement”) set forth in a letter dated October 21, 2021.

Please contact Mr. David M. Loev at (832) 930-6432, with any questions you may have concerning this request.

Sincerely,

/s/ William Kerby

William Kerby

Co-Chief Executive Officer